Exhibit No. 12

CAROLINA POWER & LIGHT COMPANY

d/b/a Progress Energy Carolinas, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the Twelve Months Ended June 30

(dollars in millions)	2011	2010
Earnings, as defined:
Net income	$593	$540
Fixed charges, as below	231	218
Income attributable to noncontrolling interests, net of tax	(2)	3
Income taxes	326	295

Total earnings, as defined	$1,148	$1,056

Fixed Charges, as defined:
Interest on long-term debt	$193	$189
Other interest	13	12
Imputed interest factor in rentals – charged principally to operating expenses	25	17

Total fixed charges, as defined	$231	$218

Preferred dividends, as defined	5	5

Total fixed charges and preferred dividends combined	$236	$223

Ratio of Earnings to Fixed Charges	4.97	4.84

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	4.86	4.74